Exhibit 21

SPINDLETOP OIL & GAS CO. AND SUBSIDIARIES

Subsidiaries of the Registrant

Spindletop Drilling Company, incorporated September 5, 1975, under the laws of the State of Texas, is a wholly owned subsidiary of the Registrant.

Prairie Pipeline Co. incorporated June 22, 1983, under the laws of the State of Texas, is a wholly owned subsidiary of the Registrant.